American Bonanza Receives Air Quality Control Permit for the Copperstone Gold Mine

February 15, 2011 – American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) is pleased to announce that it has received the air quality control permit (“AQP”) for construction and mining at the 100% owned Copperstone gold mine in Arizona. The AQP was issued by the Arizona Department of Environmental Quality (“ADEQ”) as air quality control permit number 50890. The process of obtaining the AQP began in March, 2010, with the submission of the administratively complete permit application, and the permit was received in under one year.

Mr. Brian Kirwin, President & CEO, commented: "Receipt of the air quality control permit is another important milestone toward placing the Copperstone gold mine into production later in 2011. With the AQP process now complete, Bonanza moves ever closer to being fully permitted and operational at the Copperstone gold mine."

The final remaining key permit required at the Copperstone gold mine is the aquifer protection permit (“APP”), which is in process with the ADEQ. The process for obtaining the APP began in April, 2010 with the submission of the administratively complete permit application. Bonanza anticipates completion of the process during the first quarter of 2011. With the closing of the recent financing in January 2011, the Copperstone Project is fully funded through to production. A milling and flotation plant was purchased in 2010 and is currently being prepared for the construction phase at Copperstone. The Company recently announced the acquisition of a Nordberg crusher sufficient for all anticipated ore production.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com